SILVER RESERVE CORP.
1266 White Oaks Blvd., Suite 10A
Oakville, Ontario L6H 2B9

April 18, 2007

BY FAX: 202-772-9368

Mr. H. Roger Schwall Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	Mr. Jason Wynn United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Silver Reserve Corp. Registration Statement on Form SB-2 File Number: 333-139619 Request for Acceleration

Dear Mr. Wynn and Mr. Schwall:

Silver Reserve Corp. (“Silver Reserve” or the “Company”) filed its Registration Statement on Form SB-2 on December 22, 2006. The Company then filed Amendment No. 1 to its Registration Statement on February 2, 2007 and Amendment No. 2 to the Registration Statement on March 14, 2007. Pursuant to Rule 461, Silver Reserve requests acceleration of the effective date of such Registration Statement to April 24, 2007 at 4:00 PM, or as soon as practicable thereafter.

There are no participating underwriters involved in this offering. There has been no distribution of a preliminary prospectus. We acknowledge our respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of securities specified in our registration statement.

Silver Reserve represents, agrees and acknowledges to the Securities and Exchange Commission (the “Commission”) as follows.

1.	Should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3.	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you.
Very truly yours,

SILVER RESERVE CORP.

By: /s/ Stafford Kelley
             Stafford Kelley
             Corporate Secretary

cc:  Jonathan H. Gardner